DD
7/30/13

SECURITI[ES AND EXCHANGE COMMISS]ION

13014534

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 29 2013
WASH, D.C.
193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-005440~~ 8-65440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2012 (MM/DD/YY) AND ENDING June 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BG Worldwide Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6301 Owensmouth Avenue, Suite 750
(No. and Street)

Woodland Hills (City) California (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Banerjee (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
8/13/13

OATH OR AFFIRMATION

I, Dave Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BG Worldwide Securities, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 9 day of July, 2013, by DAVE BANERJEE, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature of Notary Public

Notary Public

M. SHOWALTER
COMM. #1862853
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Sept. 23, 2013

Dave Banerjee
Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BG WORLDWIDE SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JUNE 30, 2013

BG WORLDWIDE SECURITIES, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Report of Independent Registered Public Accountant

Board of Directors
BG Worldwide Securities Inc.
Woodland Hills, California

I have audited the accompanying statement of financial condition of BG Worldwide Securities Inc. as of June 30, 2013 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also included evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evident I have obtained is sufficient and appropriate to provide a basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BG Worldwide Securities Inc. as of June 30, 2013 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on Schedules I-IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived form and relates directly to the underlying accounting and other records used to prepare t financials statements. The information in Schedules I-III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I-IV is fairly stated in all material respects in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
July 23, 2013

BG WORLDWIDE SECURITIES, INC.

Statement of Financial Condition
For the year ended June 30, 2013

ASSETS

Cash	$	56,076
Other assets		8,250
Total assets	$	64,326

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	15,208
Total liabilities		15,208
STOCKHOLDERS' EQUITY		
Common stock, no par value, 100 shares authorized and 100 shares issued and oustanding		100
Paid in capital		110,468
Retained deficit		(61,450)
Total stockholders' equity		49,118
Total liabilities and stockholders' equity	$	64,326

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Income
For the year ended June 30, 2013

REVENUES:	
Commissions	$ 1,071,486
Total income	1,071,486
EXPENSES:	
Commissions	396,531
Professional fees	60,000
Other expenses	20,189
Total expenses	476,720
NET INCOME BEFORE INCOME TAXES	594,766
INCOME TAX EXPENSE (Note 2)	800
NET INCOME	$ 593,966

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the year ended June 30, 2013

	Common Stock	Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning balance July 1, 2012	$ 100	$ 89,900	$ (67,736)	$ 22,264
Capital contributions		20,568		20,568
Dividends paid			(587,680)	(587,680)
Net income			593,966	593,966
Ending balance June 30, 2013	$100	$110,468	($61,450)	$49,118

The accompanying notes are an integral part of these financial statements.

BG WORLDWIDE SECURITIES, INC.

Statement of Cash Flows
For the year ended June 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$593,966
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in Other assets	(543)
Increase (decrease) in Accounts payable	10,000
Total adjustments	9,457
Net cash provided by operating actitivies	603,423
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	20,568
Dividends paid	(587,680)
Net cash used in financing activities	(567,112)
Increase in cash	36,311
Cash at beginning of year	19,765
Cash at end of year	$56,076
Supplemental cash flow disclosures:	
Interest	$0
Income taxes	$800

The accompanying notes are an integral part of these financial statements.

BG WORLDWIDE SECURITIES, INC.

Notes to Financial Statements
June 30, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

BG WorldWide Securities, Inc. (the "Company") was formed on December 6, 2001 in California as a "C" corporation. It received approval from the SEC and FINRA on November 18, 2002 to be registered as a securities broker dealer acting in a limited capacity for variable annuities, variable life, and mutual funds.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

General

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

100% of the revenues were generated in the State of California

Note 2: INCOME TAXES

The components of the income tax provision for the year ended June 30, 2013 are as follows:

Current:	
State	$ 800
Income tax expense	$ 800

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but on June 30, 2013, the Company's net capital of $40,868 exceeded the minimum net capital requirement by $35,868 and, the Company's ratio of aggregate indebtedness ($15,208) to net capital was 0.37, which is less than the allowed limit of 15 to 1.

BG WORLDWIDE SECURITIES, INC.

Statement of Net Capital
Schedule I
June 30, 2013

	Focus 06/2013	Audit 06/2013	Change
Stockholders' equity, June 30, 2013	$49,118	$49,118	$0
Subtract - Non allowable assets:			
Other assets	8,250	8,250	0
Tentative net capital	40,868	40,868	0
Haircuts:	0	0	
NET CAPITAL	40,868	40,868	0
Minimum net capital	5,000	5,000	
Excess net capital	35,868	35,868	0
Aggregate indebtedness	15,208	15,208	0
Ratio of aggregate indebtedness to net capital	0.37	0.37	

There were no noted differences between the audit and focus filed at June 30, 2013.

The accompanying notes are an integral part of these financial statements.

BG WORLDWIDE SECURITIES, INC.

June 30, 2013

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
June 30, 2013

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership

Board of Members
BG Worldwide Securities, Inc.
Woodland Hills, CA

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, the Company is exempt from SIPC membership due to the fact that they engage in the sale of variable annuities and the business of insurance. A copy of Form SIPC 3 is included with this audit.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
July 23, 2013

SIPC-3 2013

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities; ✓

☒ (III) the business of insurance; ✓

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] 1/23/13

Authorized Signature/Title Date

8-

8-065440 FINRA JUN 11/18/2002
BG WORLDWIDE SECURITIES INC
6301 OWENSMOUTH AVE STE 750
WOODLAND HILLS, CA 91367

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2013

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2013** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
BG Worldwide Securities, Inc.
Woodland Hills, California

In planning and performing my audit of the financial statements of BG Worldwide Securities, Inc. for the year ended June 30, 2013 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by BG Worldwide Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (i) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2013 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
July 23, 2013